Exhibit 99.1

JBDI HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS FOR THE FISCAL YEAR ENDED MAY 31, 2025 TO BE HELD ON MAY 28, 2026 AT 11:00 AM (SINGAPORE TIME)

Notice is hereby given (“Notice”) that an annual general meeting of the members (the “Members”) of JBDI Holdings Limited, a Cayman Islands company (the “Company” or “JBDI”), for the fiscal year ended May 31, 2025, will be held at 11:00 a.m., local time, on May 28, 2026 at the office of the Company located at 34 Gul Crescent, Singapore 629538, and any adjournments or postponements thereof (the “Annual Meeting”) for the following purposes:

1.	To approve a share consolidation (the “Reverse Stock Split”) of the Company’s issued Ordinary Shares in a ratio of 1 for 2 (the “Reverse Stock Split Ratio”), provided that the Board of Directors may, in its sole and absolute discretion, elect to either: (i) effect the Reverse Stock Split; or (ii) not effect the Reverse Stock Split, and further the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members, to effect the Reverse Stock Split at any time during the 12 month period following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company;

2.	To elect the following five (5) persons to serve as directors of the Company in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: (i) Lim Chwee Poh, Executive Director; (ii) Liang Zhaorong, Executive Director; (iii) Han Yee Yen, Independent Non-Executive Director; (iv) Ng Siew Cher, Independent Non-Executive Director; and (v) Lim Geok Peng, Independent Non-Executive Director;

3.	To ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2026; and

4.	To consider and act upon such other business as may properly come before the Annual Meeting.

Only Members of record at the close of business on May 5, 2026 shall be entitled to receive notice of and to vote at the Annual Meeting. All Members are cordially invited to attend the Annual Meeting in person. Regardless of your plan to attend/not attend the Annual Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Annual Meeting.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Company’s annual report on Form 20-F for the fiscal year ended May 31, 2025, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available from the Company without charge upon written request to our Secretary at the corporate office of the Company at 34 Gul Crescent, Singapore 629538. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Singapore

May 8, 2026

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on May 5, 2026, which we refer to as the “Record Date,” are entitled to vote at our Annual General Meeting of Members, which will be held on May 28, 2026 (“Annual Meeting”). As a Member, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Annual Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of our ordinary shares (the “Ordinary Shares”), will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Annual Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the Ordinary Shares that you held on that date at the Annual Meeting, or any postponements or adjournments of the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding Ordinary Share of the Company you own as of the Record Date. As of the Record Date, there were 19,029,064 Ordinary Shares, US$0.0005 per share, outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding Ordinary Shares is necessary to constitute a quorum at the Annual Meeting. Based on the number of Ordinary Shares outstanding on the Record Date, the holders of our outstanding shares representing at least 6,343,022 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Annual Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my Ordinary Shares in person at the Annual Meeting?

Ordinary Shares held in your name as the Member of record may be voted by you in person at the Annual Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

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How can I vote my shares without attending the Annual Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name,” you may direct how your Ordinary Shares are voted without attending the Annual Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Annual Meeting, you may deliver your completed proxy card in person. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 34 Gul Crescent, Singapore 629538, or by signing a proxy card bearing a later date, or by attending the Annual Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock Transfer, LLC (“VStock”), our transfer agent, who will act as master tabulator. However, no representatives of VStock will attend the Annual Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Annual Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends (i) FOR the approval of the Reverse Stock Split; (ii) FOR the election of the directors as named; and (iii) FOR approval of the ratification of OneStop Assurance PAC as the independent registered public accountants of the Company for the fiscal year ending May 31, 2026.

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Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the items?

Reverse Stock Split

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the approval of the Reverse Stock Split (Proposal 1).

Election of Directors

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the election of directors (Proposal 2). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of OneStop Assurance PAC as the independent registered public accountants for the Company for the fiscal year ending May 31, 2026

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the ratification of OneStop Assurance PAC as the independent registered public accountants for the Company for the fiscal year ending May 31, 2026 (Proposal 3).

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

For the approval of the Reverse Stock Split, the ratification of the appointment of OneStop Assurance PAC as the Company’s independent registered public accountants, and any other items of business that may properly come before the Annual Meeting, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

If you hold your shares in “street name” through a broker, bank, or other nominee, rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your Ordinary Shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your Ordinary Shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your Ordinary Shares at the Annual Meeting. The broker, bank, or other nominee that is the Member of record for your Ordinary Shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your Ordinary Shares in a brokerage account but you fail to return your voting instruction card to your broker, your Ordinary Shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters, such as ratification of auditors and election of directors. When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

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PROPOSAL 1

APPROVAL OF REVERSE STOCK SPLIT

Overview

The Board of Directors has approved, and is hereby soliciting Members’ approval of, a Reverse Stock Split of the Company’s issued Ordinary Shares at a ratio (the “Reverse Split Ratio”) of one for two (1:2), provided that the Board of Directors may, in its sole and absolute discretion, elect to not effect the Reverse Stock Split and, further, that the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members, to effect the Reverse Stock Split at any time during the 12 month period following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company.

The par value of each ordinary share will be adjusted based on the Reverse Split Ratio. Member approval of the Reverse Stock Split will grant the Board of Directors the authority to determine whether and when to implement the Reverse Stock Split. If the Members approve the Reverse Stock Split, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Members, to implement and effect the Reverse Stock Split during the 12 month period following approval of the Reverse Stock Split when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company.

Approval of the Reverse Split Ratio by the Members provides the Board of Directors with flexibility to achieve the purposes of the Reverse Stock Split. In connection with any determination to effect the Reverse Stock Split, the Board of Directors will set the time for such a split. This determination will be made by the Board of Directors with the intention to create the greatest marketability of the Company’s Ordinary Shares based upon prevailing market conditions at that time.

The Board of Directors reserves its right to elect not to proceed with, and abandon, the Reverse Stock Split if it determines, in its sole and absolute discretion, that implementing the Reverse Stock Split is not in the best interests of the Company and its Members.

Purpose and Background of the Reverse Stock Split

In order to satisfy Nasdaq listing standards, the Board of Directors deems it necessary and proper to seek Member approval of the Reverse Stock Split in the Reverse Split Ratio, provided that the Board of Directors may, in its sole and absolute discretion, elect to either: (i) effect the Reverse Stock Split; or (ii) not effect the Reverse Stock Split, during the 12 month period following approval of the Reverse Stock Split by the Members. After approval of the Reverse Stock Split by the Members, the Board of Directors shall have the authority but not the obligation, in its sole discretion and without any further action on the part of the Members, to effect the Reverse Stock Split at any time during the 12 month period following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Company.

Therefore, the purpose for seeking approval of the Reverse Split is to: (i) satisfy Nasdaq listing standards; and (ii) increase the market price of the Company’s Ordinary Shares. The Board of Directors may effect the proposed Reverse Split if it believes that a change in the number of Ordinary Shares outstanding is likely to improve the market price for the Company’s Ordinary Shares and thereby satisfy Nasdaq listing standards, and only if the implementation of a Reverse Stock Split is determined by the Board of Directors to be in the best interests of the Company and its Members as a whole.

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The Company further believes that an increased market price for its Ordinary Shares, which is expected as a result of implementing the Reverse Stock Split, will improve the marketability and liquidity of the Company’s Ordinary Shares and will encourage interest and trading in the Company’s Ordinary Shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a Reverse Stock Split, the Company believes it may be able to raise the market price of its Ordinary Shares to a level where its Ordinary Shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after a Reverse Stock Split could alleviate this concern.

There can be no assurance that the Reverse Stock Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per Ordinary Share immediately after the Reverse Stock Split, if implemented, will cause the Company to satisfy Nasdaq’s listing requirements or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Reverse Stock Split, the Members will be notified that the Reverse Stock Split has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of Ordinary Shares.

Members holding Ordinary Shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Members should surrender to the exchange agent certificates representing pre-split Ordinary Shares in exchange for post-split Ordinary Shares in book-entry form. No new Ordinary Share certificates will be issued to a Member until such Member has surrendered such Member’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Ordinary Shares. MEMBERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Members holding Ordinary Shares in book-entry form with the transfer agent need not take any action to receive post-split Ordinary Shares. If a Member is entitled to post-split Ordinary Shares, a transaction statement will automatically be sent to the Member’s address of record indicating the number of Ordinary Shares held following the Reverse Stock Split.

Upon the Reverse Stock Split, the Company intends to treat Ordinary Shares held by Members in “street name” through a bank, broker, or other nominee in the same manner as registered Members whose Ordinary Shares are registered in their names. Banks, brokers, or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Ordinary Shares in “street name.” However, these banks, brokers, or other nominees may have different procedures from those that apply to registered Members for processing the Reverse Stock Split. If a Member holds Ordinary Shares with a bank, broker, or other nominee and has any questions in this regard, Members are encouraged to contact their bank, broker, or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the Reverse Stock Split. For Members of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split Ordinary Shares not evenly divisible by the number of pre-split Ordinary Shares for which each post-split Ordinary Share is to be exchanged, we will issue to the Member who would otherwise hold a fractional share that number of Ordinary Shares as rounded up to the next higher whole share.

Required Vote

The Reverse Stock Split will be approved if a simple majority of the votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a company, by its duly authorized representative, or by proxy “FOR” the Reverse Stock Split. Abstentions and broker non-votes will have no effect on the result of the vote.

Board Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF A REVERSE STOCK SPLIT OF THE ORDINARY SHARES AT A RATIO OF 1 FOR 2.

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PROPOSAL 2

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE COMPANY

The Company’s directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Company is not less than two (2). There is no maximum number of directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Members, the proxy holder named in the accompanying proxy will vote all shares represented by proxies held by him for the election of the following nominees: (i) Lim Chwee Poh, Executive Director; (ii) Liang Zhaorong, Executive Director; (iii) Han Yee Yen, Independent Non-Executive Director; (iv) Ng Siew Cher, Independent Non-Executive Director; and (v) Lim Geok Peng, Independent Non-Executive Director. All nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The election of the slate of directors proposed is assured, because EU Holdings Pte. Ltd. and Ms. Siow Kim Lian, who collectively hold a majority of the Company’s issued and outstanding shares, have advised that they intend to vote the shares that they hold for the election of the directors nominated herein.

Information Concerning Nominees

The nominees and their respective biographies are as follows:

Executive Directors

Mr. Lim Chwee Poh “(Mr. Lim CP”), age 72, has served as an Executive Director and Chief Executive Officer of our Group since October 11, 2022. Mr. Lim CP is responsible for the development and execution of our Group’s business strategies and plans as well as overseeing the Group’s financial performance, investments, and other business ventures. Mr. Lim CP joined our Group in 1983 as the managing director. Mr. Lim CP was appointed in 1983 as a director of Jurong Barrels & Drums Industries Pte. Ltd. (“Jurong Barrels”), a direct wholly-owned subsidiary of the Company, and in 2017 of JBD Systems Pte. Ltd. (“JBD Systems”), a wholly-owned subsidiary of Jurong Barrels.

Mr. Lim CP has over 50 years of experience in overseeing business operations and strategy. From 1970 to 1982, he was a trader in Lim Chwee Poh Trading Co., a company principally engaged in the trading of scrap metals and cloths. Mr. Lim CP founded our Group in 1983 and has been the managing director since. Mr. Lim CP obtained the Primary School Leaving Examination (PSLE) qualification in Singapore.

Mr. Lim CP is the spouse of Ms. Siow KL, the father of Mr. Lim TC and Mr. Lim TM and brother of Mr. Lim KS.

Mr. Liang Zhaorong, age 39, has been our Executive Director and Chief Financial Officer of our Group since October 11, 2022. Mr. Liang is responsible for the overall management of the accounts and budgets of our Group as well as overseeing the administrative and human resources department. Mr. Liang joined our Group in 2016 as the finance and administration manager. Mr. Liang has also served as a director of Jurong Barrels and of JBD Systems since 2022.

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Mr. Liang has over 11 years of experience in managing accounts and finance for businesses. From 2010 to 2013, he was an accounts executive in XMH Holdings Ltd, a company principally engaged in the sales of marine engine and spare parts. From 2013 to 2016, Mr. Liang was a finance analyst at Amanresorts International Pte. Ltd., a company principally engaged in managing hotels and resorts under the Aman group.

Mr. Liang obtained a Bachelor of Science in Accounting and Finance from the University of London in 2010. Mr. Liang has also been an associate member of the CPA Australia since 2022.

Independent Directors

Mr. Han Yee Yen, age 71, began serving as an independent director of the Company on August 26, 2024. Mr. Han serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 42 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer of Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Company (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Company (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han has worked at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprise clients. On 2024, Mr. Han has been the chief financial officer of SKK Holdings Limited, a company listed on Nasdaq (stock code: SKK).

Mr. Han obtained a Bachelor of Commerce (Accountancy) from the Nanyang University of Singapore in June 1979. Mr. Han has also been a Fellow Chartered Accountant of Singapore since July 2013 and a fellow of the Institute of Certified Public Accountants of Singapore since November 2004.

Ms. Ng Siew Cher, age 38, will begin serving as an independent director of the Company upon her election at the Annual Meeting. Ms. Ng will also serve as the chairwoman of the nomination committee and as a member of the compensation and audit committees.

Ms. Ng is a well-established professional across Malaysia and Singapore in the fields of finance and management with over a decade of experience in strategic oversight, corporate operations, and financial management. Since 2019, Ms. Ng has held a senior management position at Colourcoil Industries Sdn Bhd, where she directs strategic planning and operational governance. In this capacity, she is instrumental in executive decision-making and provides cross-functional leadership to drive organizational growth. Previously, from 2014 to 2018, she served as assistant finance manager at Profitline Industries Sdn Bhd, overseeing financial reporting, budgeting, and the implementation of internal control frameworks.

Ms. Ng earned a Bachelor of Arts (with Honors) in Business and Accounting from the University of Wolverhampton in July 2009. She also was a Registered Certified Professional Manager with The Society of Business Practitioners, Manchester, UK, from 2008 to 2009. Her credentials reflect a robust foundation in corporate governance, financial compliance, and leadership.

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Mr. Lim Geok Peng, age 60, will begin serving as an independent director upon election at the Annual Meeting. Mr. Lim will also serve as chairman of the compensation committee and as a member of the nomination and audit committees.

Mr. Lim has over 35 years of experience in the accounting and auditing fields. He is currently the chief executive officer of CPA Partnership Pte. Ltd. and CPA Advisory LLC, which provide corporate secretarial, accounting, taxation, payroll, and employment services, and an audit partner at CPA John Lim & Co., which provides audit and assurance services. Mr. Lim is also currently an independent director and chairman of the audit committee of AnnAik Limited (SGX:A52), which is a holding company that manufactures and distributes stainless steel products internationally.

Mr. Lim’s prior experience in the accounting and auditing fields includes employment as a partner with PFK-CAP LLP, managing director of HT Khoo & Associates, PAC, senior assurance manager at Baker Tilly TFW LLP, head of the Practice Monitoring Division of the Institute of Singapore Chartered Accountants (“ISCA”), pastoral supervisor and chief financial officer at City Harvest Church, practice review manager at ISCA, and audit associate to manager at Arthur Andersen.

Mr. Lim is a Certified Public Accountant (Australia) and a Public Accountant/Chartered Accountant in Singapore. He is also a Chartered Valuer and Appraiser (CVA), and a Senior Accredited Director. He has a present appointment as a board member of Youth With a Mission Training Centre. His prior appointments include as a Member of the Public Accounting Practice Committee and a Trainer – Practice Monitoring Program, Public Practice Program, at ISCA and a Member of the International Professional Standards Committee, PKFI.

There are no family relationships among the directors or executive officers of either the Company or its subsidiaries.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE FIVE (5) NOMINEES NAMED ABOVE AS DIRECTORS OF THE COMPANY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of Ordinary Shares beneficially owned by our directors and officers as of May 5, 2026. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their Ordinary Shares.

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Unless otherwise noted below, the address of each person listed on the table is 34 Gul Crescent, Singapore 629538.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage
Executive Directors and Officers:
Mr. Lim Chwee Poh(1)	833,584	4.38%

Mr. Liang Zhaorong	-	-

Mr. Quek Che Wah	-	-

Mr. Lim Tze Chong, Patrick(2)	2,497,148	13.12%

Mr. Lim Tze Ming, Kelvin(2)	-	-

Mr. Lim Kim Seng(3)	833,584	4.38%

Independent Directors:
Mr. Han Yee Yen	-	-

Mr. Chan Chin Hoong(4)	-	-

Mr. Soh Kar Liang(5)	-	-

Ms. Ng Siew Cher(6)	-	-

Mr. Lim Geok Peng(7)	-	-

All Directors and Executive Officers as a group	4,164,316	21.88%

5% Shareholders:
E U Holdings Pte. Ltd.(8)	7,895,820	41.49%

Ms. Siow Kim Lian(9)	2,497,148	13.12%

(1)	Mr. Lim Chwee Poh is the spouse of Ms. Siow Kim Lian, the father of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the brother of Mr. Lim Kim Seng.
(2)	Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin are the sons of Mr. Lim Chwee Poh and Ms. Siow Kim Lian and the nephews of Mr. Lim Kim Seng.
(3)	Lim Kim Seng is the brother of Mr. Lim Chwee Poh, the brother-in-law of Ms. Siow Kim Lian and the uncle of Mr. Lim Tze Chong Patrick and Mr. Lim Tze Ming, Kelvin.
(4)	Mr. Hoong did not stand for re-election.
(5)	Mr. Soh Kar Liang did not stand for re-election.
(6)	Ms. Ng Siew Cher will be an independent director upon election at the Annual Meeting.
(7)	Mr. Lim Geok Peng will be an independent director upon election at the Annual Meeting.
(8)	EU Holdings Pte. Ltd. is a company incorporated in Singapore and owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.
(9)	Ms. Siow Kim Lian is the spouse of Mr. Lim Chwee Poh, the mother of Mr. Lim Tze Chong, Patrick and Mr. Lim Tze Ming, Kelvin and the sister-in-law of Mr. Lim Kim Seng.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

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COMMITTEES OF THE BOARD OF DIRECTORS

We have established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board. Our Board may also establish other committees from time to time to assist our Company and our Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Capital Market, and Securities and Exchange Commission rules and regulations, if applicable. Each committee’s charter is available on our website at https://jbdiholdings.com. The reference to our website address does not constitute reference of the information contained at or available through our website, and you should not consider it to be part of this Proxy Statement.

Audit committee

Mr. Han Yee Yen, Mr. Chan Chin Hoong, and Mr. Soh Kar Liang, all of whom are independent directors, currently serve on the audit committee, which is chaired by Mr. Han Yee Yen. After the election of directors at the Annual Meeting, the audit committee will be comprised of the following independent directors: Mr. Han Yee Yen, Ms. Ng Siew Cher, and Mr. Lim Geok Peng, and will continue to be chaired by Mr. Han Yee Yen. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Han Yee Yen as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;
●	implementing our cybersecurity policy, including engaging in continuous analysis and review for any potential cybersecurity risks, as part of the Company’s overall risk management program; and
●	reviewing earnings releases.

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Compensation committee

Mr. Chan Chin Hoong, Mr. Han Yee Yen, and Mr. Soh Kar Liang, all of whom are independent directors, currently serve on the compensation committee, which is chaired by Mr. Chan Chin Hoong. After the election of directors at the Annual Meeting, the compensation committee will be comprised of the following independent directors: Mr. Han Yee Yen, Ms. Ng Siew Cher, and Mr. Lim Geok Peng, and will be chaired by Mr. Lim Geok Peng. Our Board has determined that each such member satisfies the “independence” standards identified in the Nasdaq Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to our Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to our Board the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	implementing our Compensation Recovery Policy, including but not limited to reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company’s current and former executive officers in the event of a restatement of the Company’s financial statements for any fiscal year;
●	reviewing and recommending to our Board the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Soh Kar Liang, Mr. Han Yee Yen, and Mr. Chan Chin Hoong, all of whom are independent directors, currently serve on the nomination committee, which is chaired by Mr. Soh Kar Liang. After the election of directors at the Annual Meeting, the nomination committee will be comprised of the following independent directors: Mr. Han Yee Yen, Ms. Ng Siew Cher, and Mr. Lim Geok Peng, and will be chaired by Ms. Ng Siew Cher. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq listing rules. The nomination committee’s responsibilities include:

●	developing and recommending to our Board criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and our Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin).

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COMPENSATION OF OFFICERS AND DIRECTORS

For each of the financial years ended May 31, 2025, 2024, and 2023, we paid an aggregate of approximately S$1.1 million in cash to our directors and officers.

The following table sets forth the compensation paid to our directors and executive officers during the financial years ended May 31, 2025, 2024, and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$’000)	Bonus (S$’000)
Mr. Lim Chwee Poh, Executive Director and Chief Executive Officer	2025	334	-
	2024	334	27
	2023	333	41

Mr. Liang Zhaorong, Executive Director and Chief Financial Officer	2025	98	8
	2024	99	8
	2023	91	12

Mr. Han Yee Yen, Independent Director	2025	23	-
	2024	-	-
	2023	-	-

Mr. Chan Chin Hoong, Independent Director	2025	18	-
	2024	-	-
	2023	-	-

Mr. Soh Kar Liang, Independent Director	2025	18	-
	2024	-	-
	2023	-	-

(1) Mr. Chan Chin Hoong is not standing for re-election.

(2) Mr. Soh Kar Liang is not standing for re-election.

Employment Agreements

Employment Agreement between Mr. Lim Chwee Poh and Jurong Barrels

We entered into an Employment Agreement dated August 1, 2024 with Mr. Lim Chwee Poh pursuant to which he is employed as the Chief Executive Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$27,223. Mr. Lim CP’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Lim CP shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

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Employment Agreement between Mr. Liang Zhaorong and Jurong Barrels

We entered into an Employment Agreement dated August 1, 2024 with Mr. Liang Zhaorong pursuant to which he was employed as the Chief Financial Officer of Jurong Barrels. The agreement provides for a monthly base salary in the amount of S$8,000. Under the terms of the agreement, Mr. Liang Zhaorong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Liang Zhaorong shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material respects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the annual director fees that are payable to our independent directors are S$30,000 to Mr. Han Yee Yen, S$24,000 to Chan Chin Hoong and S$24,000 to Mr. Soh Kar Liang. Such director fees are payable in cash on a monthly basis. As Messrs. Hoong and Liang are not standing for reelection at the Annual Meeting, their Directors’ Agreements will terminate when their successors are elected and qualified.

Upon election, Ms. Ng Siew Cher and Mr. Lim Geok Peng will enter into Directors’ Agreements that will provide for annual director fees of S$24,000 to be payable in cash on a monthly basis.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of our Board; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

RELATED PARTY TRANSACTIONS

Related Parties

We have adopted an audit committee charter, which was amended on April 16, 2024, which requires the audit committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In the ordinary course of business, during the financial years ended May 31, 2025, 2024, and 2023, the Company was involved in certain transactions with related parties, either at cost or then current market prices, and on normal commercial terms. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

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Related Party Transactions

	For the Financial Years Ended May 31,
	2025	2024	2023
	$’000	$’000	$’000

Nature of transactions

KDS Steel Pte Ltd(1)(4)
- Logistics services	1,209	802	789
- Utilities	69	71	72

E U Holdings Pte. Ltd.(2)
- Management fees	90	267	263
- Professional fees	664	-	-

INNEOVA Industrial Pte Ltd(3)
- Sales	1	1	-
- Upkeep of machinery	-	*	-
- Upkeep of motor vehicles	-	*	-

*	The figures are insignificant.

(1)	E U Holdings Pte. Ltd. holds an equity interest of 41.49% in the Company and KDS Steel Pte Ltd.

(2)	E U Holdings Pte. Ltd. is owned as to 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan.

(3)	INNEOVA Industrial Pte Ltd (f.k.a Filtec Private Limited) is a company incorporated in Singapore and indirectly majority owned by Soon Aik Global Pte Ltd. Soon Aik Global Pte Ltd is a company incorporated in Singapore and owned 25% by Mr. Neo Chin Heng.

(4)	KDS Steel Pte Ltd is company incorporated in Singapore and owned 50% by Mr. Neo Chin Heng and 50% by Mr. Ng Eng Guan. E U Holdings Pte. Ltd. divested KDS Steel Pte Ltd to 3rd party company on July 22, 2025.

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PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has selected OneStop Assurance PAC to serve as the independent registered public accounting firm of the Company for the fiscal year ended May 31, 2026. We are asking our Members to ratify the selection of OneStop Assurance PAC as our independent registered public accounting firm. In the event our Members fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by OneStop Assurance PAC that neither the firm nor any of its associates had any relationship during the last fiscal year with our Company other than the usual relationship that exists between independent registered public accounting firms and their clients. Representatives of OneStop Assurance PAC are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of OneStop Assurance PAC will not make a statement at the Annual Meeting.

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended May 31, 2025 and 2024:

	Financial Years Ended May 31,
	2025	2024
	$’000	$’000
Audit Fees	85	100
Audit Related Fees	30	-
Tax Fees	-	-
All Other Fees	-	-

Total	115	100

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the Ordinary Shares entitled to vote and present at the Annual Meeting that are voted in person or by proxy.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THIS PROPOSAL TO RATIFY THE APPOINTMENT OF ONESTOP ASSURANCE PAC AS THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MAY 31, 2026.

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NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “JBDI.” We make no representation that our Ordinary Shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are following the Nasdaq corporate governance standards in the following respects.

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	under Section 5605(d) of the Nasdaq listing rules, our compensation committee is comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation; and

●	under Section 5605(e) of the Nasdaq listing rules, director nominees are to be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors, and our nomination committee is composed entirely of independent directors.

In lieu of the Nasdaq corporate governance standards, we are following Cayman Island corporate governance standards in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Annual Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the Ordinary Shares he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

May 8, 2026

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